

QUOIN CAPITAL, LLC

Statement of Financial Condition

for the Year Ended December 31, 2025

(With the Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC COPY



Table of Contents

For the Year Ended December 31, 2025

<u>CONTENTS</u>

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Quoin Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

123 S. Broad Street - 15th Floor
_____
                        (No. and Street)

Philadelphia	PA	19109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Francis G. Mitchell   610-256-3420   fmitchell@quoincapital.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
_____
            (Name – if individual, state last, first, and middle name)

100 Sybelia Avenue - Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004		1839
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Herman Mannings III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quoin Capital LLC _____, as of December 31 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO/CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Quoin Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	41,270
Clearing deposit with clearing broker		100,117
Other assets		15,225
Fixed assets, net of accumulated depreciation of $19,205		5,714
Total Assets	$	162,326

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	26,766
Total Liabilities		26,766
Total Equity		135,560
Total liabilities and member's equity	$	162,326

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
Page 1 of 4

Note 1. Nature of the Organization

Quoin Capital, LLC, (The "Company), is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company was established in the State of Delaware on August 24, 2004. Pursuant to its FINRA membership agreement, the Company is an introducing broker that does not hold customer funds or securities and consequently operates under the exemptive provisions of S.E.C Rule 15c3- 3(k)(2)(ii).

Note 2. Summary of Significant Accounting Policies

a) Basis of Accounting

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of the authoritative U.S. GAAP.

b) Revenue Recognition

The Company has three primary lines of business: (i) municipal underwritings, (ii) riskless principal and distribution fees, and (iii) other fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations.

Underwriting Fees. The Company receives fees based upon its participation in the underwriting of fixed income securities, primarily municipal securities. The Company may either sell these securities in an initial or secondary offering, or function as an intermediary in the buying or selling of these securities on behalf of its customers. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions because there are no remaining tasks which are to be performed related to the service that is delivered.

Riskless Principal. The Company buys and sells securities on behalf of its customers and charges a commission for such transactions. The Company believes that the settlement date is the appropriate point in time to recognize trading commission revenue because the performance obligation is satisfied and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees (12b-1's). The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to Investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that Is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its obligation for performance is the sale of securities to investors and as such this is fulfilled on the transaction settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur, or the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which Is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the period are primarily related to performance obligations that have been satisfied in prior periods.

Notes to Financial Statements — cont.
Page 2 of 4

From time to time the Company may provide other services for the convenience of its customers. In these cases, the Company performs a simple act under contract for which it receives an agreed upon service(s) fee and/or time and materials fee. The performance obligation is partially or fully satisfied on the date(s) the service(s) is/are delivered because there are no remaining tasks which are to be performed related to the service or the allocated time and materials portion thereof that is delivered.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made. There was no uncollectible bad debt expenses for the year ended December 31, 2025.

e) Furniture and Equipment

Furniture and equipment are stated at cost, net of depreciation. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following the month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

f) Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash. On December 31, 2025, the Company had $41,270 in cash and had no restricted cash.

g) Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

h) Cash Deposits with Clearing Broker

Cash deposits with clearing broker consist of funds on deposit with Hilltop Securities pursuant to the Company's clearing agreement. During 2025, the Company was required to maintain a minimum clearing deposit of $100,000 based on the Company having only U.S. customers and executing trades exclusively through Hilltop Securities. On December 31, 2025, the Company had $100,535 in its clearing deposit account with Hilltop Securities, the difference representing earnings on the money on deposit.

Notes to Financial Statements - **cont.**
Page 3 of 4

h) *Income Taxes*

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

Note 3. Furniture, Equipment and Depreciation

Furniture, equipment, and the related accumulated depreciation on December 31, 2025, consists of the following:

Furniture & fixtures	$21,407
Computers & office equipment	4,941
Total	26,348
Accumulated depreciation	-20,634
Net Furniture & equipment	$ 5,714

Note 4. Commitments and Contingencies

There are no existing commitments or contingencies on December 31, 2025.

Note 5. Concentration of Credit Risk

The Company maintains cash accounts, which at times may exceed the federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts that exceed the federally insured limits, and management believes that it is not exposed to any significant credit risks in its cash accounts.

Note 6. Net Capital Requirement

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority and the Uniform Net Capital requirements of the Security Exchange Commission (SEA) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to SEA Rule 15(c)-3-1, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3rds % of aggregate indebtedness, whichever is greater. On December 31, 2025, the Company had net capital of $115,039 which was $15,039 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was 23.27%.

Note 7 - Segment Reporting

The Company's securities business segment derives revenues from customers for commissions and fees for the sale of securities and mutual funds (12(b)-1's) advisory fees and variable annuities. The accounting policies for this segment are the same as those described in NOTE 2, Summary of Significant Accounting Policies. The chief operating decision maker assesses performance for the securities business segment and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such as acquisitions or paying dividends. Net income is used to monitor, among other things, budget versus actual result, competitive analysis, and benchmarking. The Company has one reportable segment commission and fees for the sale of securities and mutual funds (12(b)-1's) advisory fees and variable annuities as the primary source of its revenue. The Company's chief operating decision maker is the CEO & President.

Notes to Financial Statements — cont.
Page 4 of 4

Note 8. Going Concern Assessment

While the accompanying financial statements were prepared assuming the Company will continue as a going concern, Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. In conducting the required evaluation, Management was notified that its holding company parent was incapable of committing the financial resources deemed necessary by Management to enable the Company to continue as a going concern through December 31, 2026 and beyond. And, where, after careful consideration of the Company's financial condition and future revenue prospects, the Company decided to avoid exposing our existing customers to any potential risks or negative impacts by initiating a controlled and voluntarily wind-down of its operations through the submission of a Form BD Withdrawal (BDW) to FINRA and the Securities and Exchange Commission (SEC) on April 14, 2026, and other related actions as described below in **Note 9. Subsequent Events**.

Note 9. Subsequent Events

Management has evaluated events that have occurred subsequent to December 31, 2025, for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued, May [ ], 2026. Management believes the following events warrant disclosure because they may significantly impact the Company's minimum net capital requirements, operating costs, potential revenue stream(s), and overall financial performance during a significant portion of the year-ending December 31, 2026.

a) **FINRA Membership Agreement Modification**

On February 6, 2026, the Company's primary regulator, FINRA, granted the Company's application to modify its Membership Agreement whereby the Company agreed that it will thereafter:

(1) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

(2) Operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. The Company will not hold customer funds or safekeep customer securities.

b) **New CEO Appointment**

Also, at the close of business on February 6, 2026, The Company's CEO resigned and a new CEO, Mr. Herman Mannings III, was appointed by the member partners on that same date. Since deciding the Company would wind-down its operations through the submission of a Form "BDW", Mr. Mannings will be focused on implementing a wind-down of Company operations where it is expected that all Company operations will cease on or about June 30, 2026.

c) **Termination of Clearing Agreement with Hilltop Securities**

Effective March 6, 2026, the Company terminated its clearing relationship with Hilltop Securities consistent with Mr. Manning's goal of winding-down the operations of the Company.

d) **Form BDW (Withdrawal of Broker Dealer Registration)**

On April 14, 2026 the Company initiated a controlled and voluntary application to withdraw its SEC and FINRA Broker Dealer License and Registration through the submission of a Form BDW. Where the Company owes no cash or securities to any customer or broker dealer and where the SEC is provided a 60-day window to accept or deny the Company's withdrawal application. The Company remains subject to SEC net capital rules and requirements until SEC approval of the applied for BDW is granted.

Schedule I Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2025.

Total Member's Capital from statement of financial condition

Credit Factors	
Member's equity	$ 135,560
Debit Factors	
Non-allowable assets	20,521
Net capital	115,039
Less minimum net capital requirements	
Greater of 6-2/3rds% of aggregate indebtedness or $100,000	100,000
Excess net capital	$ 15,039

Capital ratio (maximum allowance 1500%)
    (*) Aggregate indebtedness $ 26,766
    Divided by net capital   115,039 = 23.27%

Aggregate indebtedness	$ 26,766

*There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part IIA filing of December 31, 2025.

Schedule II Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act at December 31, 2025.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Quoin Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quoin Capital, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Quoin Capital, LLC's management. Our responsibility is to express an opinion on Quoin Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Quoin Capital, LLC's auditor since 2024.

Maitland, Florida

May 8, 2026